Lightspeed Commerce Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
For the three and six months ended September 30, 2024
(expressed in thousands of US dollars)

Lightspeed Commerce Inc. Condensed Interim Consolidated Balance Sheets (Unaudited)
As at September 30 and March 31, 2024

(expressed in thousands of US dollars)
	Notes	September 30, 2024	March 31, 2024
Assets		$	$

Current assets
Cash and cash equivalents		659,018	722,102
Trade and other receivables	9	49,191	62,284
Merchant cash advances	17	105,444	74,236
Inventories		19,254	16,492
Other current assets	10	47,685	42,786

Total current assets		880,592	917,900

Lease right-of-use assets, net		15,691	17,075
Property and equipment, net		18,527	20,496
Intangible assets, net		191,235	227,031
Goodwill		1,359,882	1,349,235
Other long-term assets	11	39,756	42,865
Deferred tax assets		557	552

Total assets		2,506,240	2,575,154

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	12	73,003	68,679
Lease liabilities		6,882	6,942
Income taxes payable		1,804	1,709
Deferred revenue		63,248	67,336

Total current liabilities		144,937	144,666

Deferred revenue		644	851
Lease liabilities		15,078	16,269
Other long-term liabilities		1,247	967
Deferred tax liabilities		379	—

Total liabilities		162,285	162,753

Shareholders’ equity
Share capital	14	4,311,821	4,362,691
Additional paid-in capital		220,063	213,918
Accumulated other comprehensive income (loss)	15	874	(4,045)
Accumulated deficit		(2,188,803)	(2,160,163)

Total shareholders’ equity		2,343,955	2,412,401

Total liabilities and shareholders’ equity		2,506,240	2,575,154

Commitments and contingencies	13

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
For the three and six months ended September 30, 2024 and 2023

(expressed in thousands of US dollars, except per share amounts)
		Three months ended September 30,		Six months ended September 30,
	Notes	2024	2023	2024	2023
		$	$	$	$

Revenues	4	277,182	230,273	543,273	439,359

Direct cost of revenues	5, 6	162,899	134,105	320,782	255,286

Gross profit		114,283	96,168	222,491	184,073

Operating expenses
General and administrative	6	31,247	26,324	63,103	51,268
Research and development	6	30,520	33,081	57,991	67,116
Sales and marketing	6	65,681	60,290	122,751	115,578
Depreciation of property and equipment		1,853	1,493	3,826	2,950
Depreciation of right-of-use assets		1,369	1,647	2,763	3,877
Foreign exchange loss (gain)		(1,337)	689	(1,252)	1,360
Acquisition-related compensation		52	560	52	3,105
Amortization of intangible assets		22,612	23,990	45,507	48,495
Restructuring	13	164	80	9,705	552

Total operating expenses		152,161	148,154	304,446	294,301

Operating loss		(37,878)	(51,986)	(81,955)	(110,228)

Net interest income	7	9,543	10,746	19,709	21,108

Loss before income taxes		(28,335)	(41,240)	(62,246)	(89,120)

Income tax expense (recovery)
Current		1,692	755	2,493	1,970
Deferred		(372)	497	(72)	105

Total income tax expense		1,320	1,252	2,421	2,075

Net loss		(29,655)	(42,492)	(64,667)	(91,195)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations		4,609	(2,917)	4,849	(3,517)
Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax		584	(1,017)	70	(39)

Total other comprehensive income (loss)	15	5,193	(3,934)	4,919	(3,556)

Total comprehensive loss		(24,462)	(46,426)	(59,748)	(94,751)

Net loss per share – basic and diluted	8	(0.19)	(0.28)	(0.42)	(0.60)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statement of Cash Flows (Unaudited)
For the six months ended September 30, 2024 and 2023

(expressed in thousands of US dollars)
	Six months ended September 30,
	2024	2023
Cash flows from (used in) operating activities	$	$
Net loss	(64,667)	(91,195)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	—	2,953
Amortization of intangible assets	45,507	48,495
Depreciation of property and equipment and lease right-of-use assets	6,589	6,827
Deferred income tax expense (recovery)	(72)	105
Share-based compensation expense	29,657	41,104
Unrealized foreign exchange loss	8	84
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	13,635	4,834
Merchant cash advances	(31,208)	(21,126)
Inventories	(2,762)	(5,220)
Other assets	(1,324)	(9,283)
Accounts payable and accrued liabilities	2,924	1,866
Income taxes payable	95	(4,460)
Deferred revenue	(4,407)	(5,000)
Other long-term liabilities	190	188
Net interest income	(19,709)	(21,108)

Total operating activities	(25,544)	(50,936)

Cash flows from (used in) investing activities
Additions to property and equipment	(1,902)	(1,909)
Additions to intangible assets	(8,103)	(5,141)
Acquisition of business, net of cash acquired	(6,706)	—
Interest income	21,299	22,046

Total investing activities	4,588	14,996

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	1,591	1,601
Share issuance costs	—	(106)
Shares repurchased and cancelled	(39,946)	—
Payment of lease liabilities and movement in restricted lease deposits	(4,328)	(3,905)
Financing costs	(44)	—

Total financing activities	(42,727)	(2,410)

Effect of foreign exchange rate changes on cash and cash equivalents	599	(313)

Net decrease in cash and cash equivalents during the period	(63,084)	(38,663)

Cash and cash equivalents – Beginning of period	722,102	800,154

Cash and cash equivalents – End of period	659,018	761,491

Income taxes paid	2,026	6,432
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)
For the six months ended September 30, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)		Issued and Outstanding Shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$

Balance as at March 31, 2024		153,547,616	4,362,691	213,918	(4,045)	(2,160,163)	2,412,401

Net loss		—	—	—	—	(64,667)	(64,667)
Exercise of stock options and settlement of share awards		1,038,366	25,103	(23,512)	—	—	1,591
Share-based compensation		—	—	29,657	—	—	29,657
Shares repurchased and cancelled	14	(2,673,926)	(75,973)	—	—	36,027	(39,946)
Other comprehensive income	15	—	—	—	4,919	—	4,919

Balance as at September 30, 2024		151,912,056	4,311,821	220,063	874	(2,188,803)	2,343,955

Balance as at March 31, 2023		151,170,305	4,298,683	198,022	(3,057)	(1,996,199)	2,497,449

Net loss		—	—	—	—	(91,195)	(91,195)
Share issuance costs		—	(106)	—	—	—	(106)
Exercise of stock options and settlement of share awards		1,200,943	35,048	(33,447)	—	—	1,601
Share-based compensation		—	—	41,104	—	—	41,104
Share-based acquisition-related compensation		182,357	2,953	—	—	—	2,953
Other comprehensive loss	15	—	—	—	(3,556)	—	(3,556)

Balance as at September 30, 2023		152,553,605	4,336,578	205,679	(6,613)	(2,087,394)	2,448,250

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2024 and 2023

(expressed in thousands of US dollars, except number of shares and per share amounts)

    1. Organization and nature of operations
Lightspeed Commerce Inc. ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed’s one-stop commerce platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels.
The Company’s shares are listed on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD".
    2. Basis of presentation and consolidation
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Certain information and disclosures have been omitted or condensed. These unaudited condensed interim consolidated financial statements should be read together with the Company’s audited annual consolidated financial statements and notes thereto for the fiscal year ended March 31, 2024.
These unaudited condensed interim consolidated financial statements were approved for issue by the Board of Directors of the Company on November 6, 2024.
Seasonality of interim operations
The operations of the Company are seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full fiscal year or any future period.
Estimates, judgments and assumptions
The preparation of the unaudited condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses during the period. These estimates and assumptions are based on historical experience, expectations of the future, and other relevant factors and are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. Actual results may differ from these estimates.
In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s audited annual consolidated financial statements for the fiscal year ended March 31, 2024.
    3. Material accounting policies
The same accounting policies and methods of computation were followed in the preparation of these unaudited condensed interim consolidated financial statements as were followed in the preparation of the most recent audited annual consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2024 and 2023

(expressed in thousands of US dollars, except number of shares and per share amounts)
New and amended material accounting policies issued but not yet effective within the three and six months ended September 30, 2024
In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures to clarify the date of recognition and derecognition of some financial assets and liabilities including introducing a new exception for certain financial liabilities settled using an electronic payment system before the settlement date. The amendments also clarify the classification of certain financial assets and introduces disclosure requirements for financial instruments with contingent features and equity instruments classified at fair value through other comprehensive income. This amendment is effective for annual periods beginning on or after January 1, 2026. The Company is currently evaluating the impact of this amendment on its consolidated financial statements. The Company also continues to evaluate the impact of IFRS 18, Presentation and Disclosure in Financial Statements on its consolidated financial statements. For all other new and amended material accounting policies issued but not yet effective which have been identified in the most recent audited annual consolidated financial statements, the Company does not expect that the adoption of these standards will have a material impact on the financial statements of the Company in future periods.
    4. Revenues

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
	$	$	$	$

Subscription revenue	85,536	81,043	168,850	159,770
Transaction-based revenue	183,751	137,672	357,805	258,642
Hardware and other revenue	7,895	11,558	16,618	20,947

Total revenues	277,182	230,273	543,273	439,359
Transaction-based revenue includes $9,275 and $17,047 of revenue from the Company's merchant cash advance program for the three and six months ended September 30, 2024 (September 30, 2023 – $4,188 and $5,781).
    5. Direct cost of revenues

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
	$	$	$	$

Subscription cost of revenue	18,009	19,963	35,516	39,303
Transaction-based cost of revenue	133,497	99,425	261,449	188,444
Hardware and other cost of revenue	11,393	14,717	23,817	27,539

Total direct cost of revenues	162,899	134,105	320,782	255,286
    6. Employee compensation
The total employee compensation comprising salaries and benefits, including share-based compensation and related payroll taxes and restructuring, excluding government assistance and acquisition-related compensation, for the three and six months ended September 30, 2024, was $85,562 and $169,955 (September 30, 2023 – $90,567 and $173,279).

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2024 and 2023

(expressed in thousands of US dollars, except number of shares and per share amounts)
The following table outlines share-based compensation and related payroll taxes included in the following expenses:

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
	$	$	$	$

Direct cost of revenues	1,071	1,587	1,813	3,440
General and administrative	5,534	6,463	9,834	12,644
Research and development	5,747	6,963	8,922	15,339
Sales and marketing	7,175	8,291	10,632	10,614

Total share-based compensation and related payroll taxes	19,527	23,304	31,201	42,037
As at September 30, 2024, the Company had 10,940,399 options (1,014,999 of which have vesting dependent on market conditions tied to the Company's future share price performance), 7,500,502 restricted share units and 142,715 deferred share units outstanding (September 30, 2023 - 11,717,285 options, 6,767,005 restricted share units and 85,456 deferred share units outstanding).
    7. Finance income and costs

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
	$	$	$	$

Interest income	9,899	11,143	20,459	21,898
Interest expense	(356)	(397)	(750)	(790)

Net interest income	9,543	10,746	19,709	21,108

    8. Loss per share
The Company has stock options and share awards as potentially dilutive shares. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive shares have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares is the same for the three and six months ended September 30, 2024 and 2023. All outstanding potentially dilutive shares could potentially dilute loss per share in the future.

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023

Issued Common Shares	151,912,056	152,553,605	151,912,056	152,553,605
Weighted average number of Common Shares (basic and diluted)	153,551,716	153,478,935	154,144,370	153,003,277

Net loss per share – basic and diluted	($0.19)	($0.28)	($0.42)	($0.60)
The weighted average number of potentially dilutive shares that are not included in the diluted per share calculations because they would be anti-dilutive was 16,540,293 and 16,182,725 stock options and share awards for the three and six

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2024 and 2023

(expressed in thousands of US dollars, except number of shares and per share amounts)
months ended September 30, 2024 (September 30, 2023 - 17,519,996 and 17,321,764). This weighted average number includes all of the Company's issued and outstanding potentially dilutive shares notwithstanding exercise prices, as applicable.
    9. Trade and other receivables

	September 30, 2024	March 31, 2024
	$	$

Trade receivables	40,321	48,132
Allowance for expected credit losses	(5,533)	(5,056)

Trade receivables, net	34,788	43,076

Research and development tax credits receivable	6,807	8,276
Sales tax receivable	4,466	7,106
Accrued interest and other	3,130	3,826

Total trade and other receivables	49,191	62,284
    10. Other current assets

	September 30, 2024	March 31, 2024
	$	$

Restricted cash and restricted deposits	1,525	1,582
Prepaid expenses and deposits	13,480	14,097
Commission asset	16,866	14,806
Contract asset and other	15,814	12,301

Total other current assets	47,685	42,786
    11. Other long-term assets

	September 30, 2024	March 31, 2024
	$	$

Restricted cash	545	368
Prepaid expenses and deposits	2,920	3,229
Commission asset	18,726	18,164
Contract asset	17,565	21,104

Total other long-term assets	39,756	42,865

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2024 and 2023

(expressed in thousands of US dollars, except number of shares and per share amounts)
    12. Accounts payable and accrued liabilities

	September 30, 2024	March 31, 2024
	$	$

Trade payables	39,048	33,499
Accrued compensation and benefits	20,701	23,595
Accrued payroll taxes on share-based compensation	4,231	3,566
Sales tax payable	4,719	4,893
Provisions and other	4,304	3,126

Total accounts payable and accrued liabilities	73,003	68,679
    13. Contingencies and Provisions
Beginning in October 2021, the Company and certain of the Company's officers and directors were named as defendants to an application for authorization to bring a securities class action filed before the Superior Court of Quebec, and the Company and certain of the Company's officers and directors were named as defendants in a securities class action brought in the U.S. district court for the Eastern District of New York (a separate action brought in the Southern District of New York was voluntarily dismissed after a lead plaintiff was appointed in the Eastern District of New York action). The application and action are sought on behalf of purchasers of the Company's Common Shares, and are based upon allegations that the defendants made false and/or misleading statements to the public and seek unspecified damages. On June 27, 2022, the Company filed a motion to dismiss the securities class action brought in the U.S. district court for the Eastern District of New York. Plaintiffs to the securities class action brought in the U.S. district court for the Eastern District of New York filed an opposition to the Company's motion to dismiss, and the Company filed a reply. The Company and management intend to vigorously defend against each of these proceedings.
During the six months ended September 30, 2024, the Company, without admitting liability or wrongdoing, made a general damages payment in settlement of allegations by a residual payments partner that the Company had breached covenants in two agreements with the partner. During the fiscal year ended March 31, 2024, the residual payments partner had purported to terminate the two agreements and ceased to make ongoing payments owed to the Company thereunder. Separately, in October 2024, the residual payments partner paid the Company unpaid amounts of over $9,525 owed to it under the agreements through the quarter ended March 31, 2024. The two agreements terminated and neither the Company nor the residual payments partner have ongoing obligations thereunder.
On October 22, 2021, CloudofChange, LLC, a non-practising entity, filed a patent infringement lawsuit against the Company in the Western District of Texas. The patents at issue in the suit were U.S. Patents Nos. 9,400,640, 10,083,012 and 11,226,793. These patents are generally related to web-based point of sale builder systems. Separately, the Company applied for inter partes review of all three patents by the U.S. Patent Trial and Appeal Board (the "PTAB"). The PTAB issued final written decisions finding all asserted claims of all three patents unpatentable. The lawsuit has now been stayed pending final resolutions of the inter partes reviews. The plaintiff is in the process of appealing the PTAB's final written decisions and the Company and management intend to vigorously defend the PTAB's invalidity findings.
Except as indicated, the Company has not provisioned for the above-referenced matters.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2024 and 2023

(expressed in thousands of US dollars, except number of shares and per share amounts)
The Company is involved in other litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company.
Restructuring
During the three months ended June 30, 2024, the Company announced and implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The restructuring expense consisted primarily of cash severance costs. The majority of the expected charges associated with this reorganization were incurred during the three months ended June 30, 2024.
Provision for severance

	Six months ended September 30,
	2024	2023
	$	$

Balance - Beginning of period	2,591	1,106
Expensed during the period	9,705	552
Paid during the period	(11,006)	(1,658)

Balance - End of period	1,290	—
The provision is included in accounts payable and accrued liabilities in the provisions and other category in note 12.
    14. Share capital

The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. All references to "Common Shares" refer to Subordinate Voting Shares in the capital of Lightspeed.
Normal Course Issuer Bid
The Board and the TSX approved a normal course issuer bid ("NCIB") for the Company to purchase at its discretion for cancellation up to 9,722,677 Subordinate Voting Shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of Subordinate Voting Shares issued and outstanding as at March 22, 2024, over the twelve-month period commencing on April 5, 2024 and ending no later than April 4, 2025. Any Subordinate Voting Share purchased under the NCIB will be cancelled.
Under the NCIB, other than purchases made under block purchase exemptions, the Company is allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 165,177 Subordinate Voting Shares representing 25% of the average daily trading volume of 660,709 Subordinate Voting Shares, as calculated per the TSX rules for the six-month period ended on February 29, 2024.
In connection with the NCIB, the Company also entered into an automatic share purchase plan (“ASPP”) under which a designated broker may purchase Subordinate Voting Shares at times when the Company would ordinarily not be permitted to purchase its Subordinate Voting Shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP will be made in accordance with certain purchasing parameters.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2024 and 2023

(expressed in thousands of US dollars, except number of shares and per share amounts)
During the six months ended September 30, 2024, the Company repurchased and cancelled 2,673,926 Subordinate Voting Shares for a total consideration, including transaction costs, of $39,946. The Company did not repurchase any of its Subordinate Voting Shares under an NCIB in the six months months ended September 30, 2023.
    15. Accumulated other comprehensive income (loss)

	Foreign currency differences on translation of foreign operations		Hedging reserve		Total accumulated other comprehensive income (loss)
	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$
Balance as at March 31,	(4,234)	(2,932)	189	(125)	(4,045)	(3,057)

Foreign currency differences on translation of foreign operations	4,849	(3,517)	—	—	4,849	(3,517)
Change in net unrealized gain (loss) on cash flow hedging instruments	—	—	96	(39)	96	(39)
Deferred income tax expense	—	—	(26)	—	(26)	—

Balance as at September 30,	615	(6,449)	259	(164)	874	(6,613)
Foreign exchange forward contracts
The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9, Financial Instruments are met. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The notional principal of the foreign exchange contracts was $64,350 CAD as at September 30, 2024 (March 31, 2024 - $95,550 CAD).
    16. Related party transactions
Key management personnel includes executive officers. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.
The executive compensation expense to the top five key management personnel is as follows:

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
	$	$	$	$

Short-term employee benefits and termination benefits	663	784	1,307	1,598
Share-based payments	3,505	4,163	6,515	7,527

Total compensation paid to key management personnel	4,168	4,947	7,822	9,125

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2024 and 2023

(expressed in thousands of US dollars, except number of shares and per share amounts)
    17. Financial instruments
Fair value
The Company measures the fair value of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability;
Level 3: Techniques which use inputs that have a significant effect on the recognized fair value that require the Company to use its own assumptions about market participant assumptions.
The Company estimated the fair value of its financial instruments as described below.
The fair value of cash and cash equivalents, restricted cash and restricted deposits, trade receivables and trade accounts payable and accrued liabilities is considered to be equal to their respective carrying values due to their short-term maturities.
Recurring fair value measurements
The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations represent the discounted future settlement amounts based on current market rates.
The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. Key assumptions for the six months ended September 30, 2024 include an average repayment period of 8 months, an average discount rate of 15% and amounts deemed uncollectible, which includes write offs, of $5,640. No reasonably possible change in the key assumptions would lead to a significant change in the fair value of merchant cash advances due to their expected short-term repayment periods.
The movement in the merchant cash advances is as follows:

	Six months ended September 30,
	2024	2023
	$	$

Balance - Beginning of period	74,236	29,492
Principal issued	140,517	70,148
Amounts collected	(120,716)	(53,151)
Transaction-based revenues from fees collected incorporating fair value movement	17,047	5,781
General & administrative expenses from amounts deemed uncollectible	(5,640)	(1,652)

Balance - End of period	105,444	50,618

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
September 30, 2024 and 2023

(expressed in thousands of US dollars, except number of shares and per share amounts)
As at September 30 and March 31, 2024, financial instruments measured at fair value in the unaudited condensed interim consolidated balance sheets were as follows:

	September 30, 2024			March 31, 2024

	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$

Assets:
Cash and cash equivalents	Level 1	659,018	659,018	Level 1	722,102	722,102
Restricted cash and restricted deposits	Level 1	2,070	2,070	Level 1	1,950	1,950
Merchant cash advances	Level 3	105,444	105,444	Level 3	74,236	74,236
Foreign exchange forward contracts	Level 2	353	353	Level 2	257	257